UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

03 March 2016
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

“This report on Form 6-K is deemed to be filed and incorporated by reference in the Registration Statement on Form F-3ASR (No. 333-190026) and the Registration Statements on Form S−8 (Nos. 333-202772, 333-6040, 333-173246, 333−165870, 333-90808, 333-10430, 333-13308 and 333-103656) of CRH plc, and to be part thereof from the date on which this report has been furnished, to the extent not superseded by documents or reports subsequently filed or furnished.”

N E W S   R E L E A S E

3 March 2016

CRH ANNOUNCES NON-EXECUTIVE BOARD APPOINTMENT

The Board of CRH plc is pleased to announce the co-option to the Board, with effect from 3 March 2016, of Mr. William J. Teuber, Jr. as a non-executive Director.

Mr. Teuber (64), a U.S. citizen, is the Vice Chairman at EMC Corporation, a global leader in enabling businesses and service providers to transform their operations and deliver IT as a service. In previous roles he was responsible for EMC's global sales and distribution organisation (2006 - 2012) and served as Chief Financial Officer leading the company's worldwide finance operation (1996 - 2006). Prior to joining EMC he was a partner in the audit and financial advisory services practice of Coopers & Lybrand L.L.P.

Mr. Teuber is a member of the Board of Directors of Popular, Inc., a diversified financial services company, and Inovalon Holdings, Inc., a healthcare technology company. He holds an MBA degree from Babson College, a Master of Science in Taxation from Bentley College, and a Bachelors Degree from Holy Cross.

-Ends-

For further information, please contact CRH plc at Dublin (+353 1 404 1000):

Frank Heisterkamp, Head of Investor Relations
Mark Cahalane, Group Director Corporate Affairs

About CRH
CRH (LSE: CRH, ISE: CRG, NYSE: CRH) is a leading diversified international building materials group, employing c.89,000 people at c.3,900 operating locations in 31 countries worldwide. With a market capitalisation of c.€20 billion (March 2016), CRH is the largest building materials company in North America and the second largest worldwide. The Group has leadership positions in Europe as well as established strategic positions in the emerging economic regions of Asia and South America. CRH is committed to improving the built environment through the delivery of superior materials and products for the construction and maintenance of infrastructure, housing and commercial projects. A Fortune 500 company, CRH is a constituent member of the FTSE 100 index and the ISEQ 20. CRH's American Depositary Shares are listed on the NYSE.

For more information visit www.crh.com

CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland. TELEPHONE +353 1 404 1000 FAX +353 1 404 1007
E-MAIL: mail@crh.com WEBSITE: www.crh.com Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date: 03 March 2016

By:___/s/Neil Colgan___
Neil Colgan
Company Secretary